UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PACIFIC DATAVISION, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
694171307
(CUSIP Number)
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694171307
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	3,296,959*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	3,296,959*
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,296,959*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	23.1%*
14.	Type of Reporting Person (See Instructions):	IA, IN

* Based upon information set forth in the Quarterly Report on Form 10-Q of Pacific DataVision, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on August 11, 2015, there were 14,266,872 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of August 7, 2015. As of the filing date of this Schedule 13D Amendment No. 2, funds and accounts affiliated with Cerberus Capital Management, L.P. (collectively, the “Cerberus Funds”) own 3,296,959 shares of the Common Stock in the aggregate. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D Amendment No. 2, Stephen Feinberg may be deemed to beneficially own 3,296,959 shares of the Common Stock, or 23.1% of the shares of the Common Stock issued and outstanding.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Based upon information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on August 11, 2015, there were 14,266,872 shares of the Common Stock issued and outstanding as of August 7, 2015.  As of the filing date of this Schedule 13D Amendment No. 2, the Cerberus Funds own 3,296,959 shares of the Common Stock in the aggregate.  Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds.  As a result, as of the filing date of this Schedule 13D Amendment No. 2, Mr. Feinberg may be deemed to beneficially own 3,296,959 shares of the Common Stock, or 23.1% of the shares of the Common Stock issued and outstanding.

The following table details the transactions in the shares of the Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for shares of the Common Stock, by the Cerberus Funds (or any other person or entity controlled by Mr. Feinberg or any person or entity for which Mr. Feinberg possesses voting or investment control over the securities thereof), each of which were effected in an ordinary brokerage transaction, since August 18, 2015 (which is the date of the filing with the Securities and Exchange Commission of the Schedule 13D Amendment No. 1 which is amended hereby):

PURCHASES

Date	Quantity	Price
August 18, 2015	10,600	$33.3618
August 18, 2015	100,000	$32.5
August 19, 2015	2,936	$31.9986
August 19, 2015	4,000	$32.25
August 20, 2015	25,000	$31.9672
August 21, 2015	13,917	$31.4925

SALES

None

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2015

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).